                                                Filed Pursuant to Rule 424(b)(2)
                                                              File No. 333-99273

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 22, 2002)
5,000,000 MEDS(SM)

[US STEEL CORPORATION LOGO]
UNITED STATES STEEL CORPORATION

7.00% SERIES B MANDATORY CONVERTIBLE PREFERRED SHARES (MEDS)

We will pay annual dividends on each of our MEDS in the amount of $3.50. Dividends will be cumulative from the date of issuance and will accrue and be paid quarterly. The first dividend payment will be made on June 15, 2003. The liquidation preference is $50 per MEDS, plus accrued and unpaid dividends.

On June 15, 2006, each of our MEDS will automatically convert, subject to adjustments described in this prospectus supplement, into between 3.1928 and
3.8314 shares of our common stock depending on the then current market price of our common stock. At any time prior to the conversion date, holders may elect to convert each of our MEDS, subject to adjustments described in this prospectus supplement, into 3.1928 shares of our common stock, although by doing so would forfeit any undeclared dividends.

Prior to this offering, there has been no market for our MEDS. We have applied to list the MEDS on the New York Stock Exchange under the symbol "X PrB." Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol "X." The last reported sale price of our common stock on February 4, 2003 was $13.05 per share.

U. S. Steel has granted the underwriters an option for 30 days to purchase up to 750,000 additional MEDS.

INVESTING IN OUR MEDS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 2 OF THE ATTACHED PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES.

-------------------------------------------------------------------------------------
                                                              PER MEDS   TOTAL
-------------------------------------------------------------------------------------
Public offering price                                          $50.00    $250,000,000
Underwriting discount                                          $ 1.50    $  7,500,000
Proceeds to U. S. Steel, before expenses                       $48.50    $242,500,000
-------------------------------------------------------------------------------------

The underwriters expect to deliver the MEDS to purchasers on or about February 10, 2003.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                    JPMORGAN
GOLDMAN, SACHS & CO.                                             LEHMAN BROTHERS

SALOMON SMITH BARNEY                                        SCOTIA CAPITAL (USA)
February 4, 2003

IN MAKING YOUR INVESTMENT DECISION, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. IF YOU RECEIVE ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON IT. WE AND THE UNDERWRITERS ARE OFFERING TO SELL THE SECURITIES ONLY IN PLACES WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT.

                             ---------------------

                               TABLE OF CONTENTS

                   PAGE
           PROSPECTUS SUPPLEMENT
Forward-looking statements..........     ii
Summary.............................    S-1
Risk factors........................   S-10
Use of proceeds.....................   S-21
Capitalization......................   S-22
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends.........................   S-23
Price range of common stock and
  dividends.........................   S-24
Selected financial information......   S-25
Description of the MEDS.............   S-27
Certain federal income tax
  considerations....................   S-38
Underwriting........................   S-43
Legal matters.......................   S-45

                   PAGE
                PROSPECTUS
Where you can find more
  information.......................     ii
Our company.........................      1
Risk factors........................      2
Summary consolidated financial
  information.......................     16
Ratio of earnings to fixed
  charges...........................     19
Use of proceeds.....................     19
Description of the debt
  securities........................     19
Description of capital stock........     30
Description of depositary shares....     37
Description of warrants.............     40
Description of convertible or
  exchangeable securities...........     41
Description of stock purchase
  contracts and stock purchase
  units.............................     41
Plan of distribution................     41
Validity of securities..............     43
Experts.............................     44

---------------
MEDS(SM) is a service mark of JPMorgan.

                           FORWARD-LOOKING STATEMENTS

This prospectus supplement and the attached prospectus and the documents incorporated herein and therein by reference include "forward-looking statements" that are identified by the use of forward-looking words or phrases, including, but not limited to, "intends," "intended," "expects," "expected," "anticipates" and "anticipated." These forward-looking statements are based on
(1) a number of assumptions made by management concerning future events and (2) information currently available to management. Readers are cautioned not to put undue reliance on those forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside our control, that could cause actual events to differ materially from those statements. All statements other than statements of historical facts included in this prospectus supplement and the attached prospectus and the documents incorporated herein and therein by reference, including those regarding our future financial position, results of operations, cash flows and costs, and those regarding our business strategy and growth opportunities, are forward-looking statements. Although we believe our expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements"), in addition to those factors disclosed under "Risk factors" beginning on page 2 of the attached prospectus and on page S-10 of this prospectus supplement and in our SEC filings listed under "Where you can find more information," include:

 --  prices and volumes of our sales of steel products;

 --  levels of imports of steel products into the United States;

 --  general economic, financial market and political conditions; and

 -- whether or not and to what extent we participate in the consolidation of the domestic steel industry.

These forward-looking statements represent our judgment as of the date of this prospectus supplement. All subsequent written and oral forward-looking statements are expressly qualified in their entirety by the Cautionary Statements. Unless otherwise required by law, we disclaim any intent or obligation to update the respective forward-looking statements.

                                    SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the attached prospectus. This summary highlights selected information from the prospectus supplement and the attached prospectus. As a result, it does not contain all of the information you should consider before investing in our MEDS. You should carefully read this prospectus supplement and the attached prospectus, including the documents incorporated by reference in it, which are described under "Where you can find more information" in the attached prospectus. Unless the context otherwise requires, references in this prospectus to "U. S. Steel," "USS," "we," "us" and "our" are to United States Steel Corporation and its subsidiaries. References to tons are to U.S. short or "net" tons (2,000 lbs.) unless otherwise indicated. A metric ton ("mt" or "tonne") is equal to roughly 1.10 U.S. short tons (2,205 lbs).

UNITED STATES STEEL CORPORATION

We are the largest integrated steel producer in North America and have annual global steelmaking capacity of 17.8 million tons. We have a broad and diverse mix of products and customers. We make, sell and transport a wide range of value-added steel products to customers with demanding technical applications in the automotive, appliance, container, industrial machinery, construction and oil and gas industries. We are one of the leading steel sheet suppliers to the North American automotive and appliance industries, one of the largest producers of tin mill products in North America, the largest integrated flat-rolled producer in Central Europe and the largest domestic producer of seamless oil country tubular goods.

We have a significant market presence in each of our major product areas and we have long-term relationships with many of our major customers. For the year ended December 31, 2002, we shipped 14.6 million tons of steel globally and generated revenues and other income of $7,054 million.

We operate three integrated steel mills in North America--Gary Works in Indiana, Mon Valley Works in Pennsylvania and Fairfield Works in Alabama--which have annual steelmaking capacity of 12.8 million tons. We also operate processing and finishing facilities at six locations in those three states and in Ohio. We produce most of the iron ore and coke and a portion of the coal we use as raw materials in our domestic steelmaking process, and we sell some of this production to third parties. We also own real estate, steel distribution, and engineering and consulting services businesses.

In addition to our domestic facilities, we have significant operations in Central Europe through U. S. Steel Kosice, s.r.o., which we acquired in November 2000. USSK, headquartered in Kosice in the Slovak Republic, is the largest integrated steel sheet producer in Central Europe, with annual steelmaking capacity of 5.0 million tons. USSK has enabled us to establish a low-cost manufacturing base in Europe and positioned us to serve our global customers.

STEEL INDUSTRY CONDITIONS

CONSOLIDATION AND RESTRUCTURING IS UNDERWAY. The domestic steel industry is restructuring after many years of oversupply and low prices, which resulted in significant capacity closures starting in late 2000 and led to the introduction of Section 201 import tariffs in March 2002. The combination of capacity closures, trade restrictions and the imposition of tariffs led to a recovery in steel prices from 20-year lows in late 2001 and early 2002.

The pace of domestic steel industry consolidation has accelerated as evidenced by a number of recent acquisitions, including the acquisition of assets from bankrupt companies. Transactions during 2002 included the purchases of assets of Trico Steel Co. LLC, Acme Metals, Inc. and LTV Corporation out of bankruptcy and the purchase of Birmingham Steel Corporation. One factor facilitating the restructuring of the domestic integrated steel industry has been the elimination of unfunded pension, healthcare and other legacy costs through the bankruptcy process. We believe the continuing consolidation of steelmaking assets will reduce the domestic steel industry's cost basis, creating a more globally competitive industry structure.

STEEL PRICES RECOVERED DURING 2002. In December of 2001, hot-rolled prices hit a 20-year low of $210 per ton, according to published sources. In March 2002, President Bush announced his decision to impose trade restrictions in response to the prior finding of the International Trade Commission under Section 201 of the Trade Act of 1974 that imports were a substantial cause of serious injury to the domestic steel industry. Domestic spot market hot-rolled prices for December of 2002, as reported by published sources, were $300 per ton, more than $90 per ton higher than those realized in December of 2001.

COMPETITIVE STRENGTHS

LEADING GLOBAL STEEL PRODUCER. We are the 11th largest global steel producer and the largest integrated steel producer in North America. We are a leading provider of flat-rolled steel to customers with demanding technical applications in the automotive, appliance, container and construction industries. We supply each of the "Big 3" automotive companies and are a growing supplier to foreign automotive companies with manufacturing facilities in the United States. We are a leading supplier of carbon sheet product to the North American appliance industries and one of the largest tin mill product producers in North America. We are the largest domestic producer of seamless oil country tubular goods.

The acquisition of USSK in 2000 has enabled us to establish a low-cost manufacturing base in Central Europe, has positioned us to serve our global customers and has enabled us to participate in the continued economic development in Central Europe. In addition, USSK's arrangements with Sartid, a.d. in Serbia have expanded our European distribution network.

DIVERSIFIED PRODUCT AND CUSTOMER MIX. We have a broad and diversified mix of products and customers. Our customers include the automotive, appliance, container, industrial machinery, construction and oil and gas industries. None of our customers represented 10% of our revenues in 2002. We believe this product and end-market diversity decreases the potential impact of a downturn in any one product or industry.

MODERNIZED COMPETITIVE FACILITIES. We have four well-maintained and globally competitive fully integrated steel manufacturing facilities, as well as a number of finishing operations, and we continue to focus on cost reductions at all of our facilities. During the five years ended December 31, 2002, we have invested over $1.4 billion in modernizing and upgrading our plants. We believe our modernized facilities and extensive finishing capabilities give us the flexibility to adjust our capital spending based on changing market and economic conditions and take advantage of growth opportunities while maintaining acceptable liquidity.

STRONG LIQUIDITY POSITION. As of December 31, 2002 we had total liquidity of $1.03 billion, which we define to include cash and cash equivalents and availability under our receivables sales program, inventory credit facility and USSK credit facilities.

BUSINESS STRATEGY

FOCUS ON GROWING HIGHER VALUE-ADDED CAPABILITIES. In North America we are focused on providing value-added steel products to our target markets where we believe our leadership position, production and processing capabilities and technical service give us a competitive advantage. We continue to enhance our value-added businesses through the upgrading and modernization of our production facilities. We intend to expand our capabilities and market positions in our key markets.

EXPAND OUR GLOBAL BUSINESS PLATFORM. We plan to create a global company through the utilization of our European and domestic assets and consideration of further opportunities that are consistent with our business strategy. Through our purchase of USSK, we initiated a major offshore expansion and followed many of our customers into the Central European market. USSK has entered into arrangements with Sartid, an integrated steel producer in Serbia. We are exploring additional opportunities for investment in Central Europe to increase our source of low cost steel, serve those customers who are seeking worldwide supply arrangements and participate in the economic development in the region.

CONTINUE TO REDUCE COSTS. We previously announced a plan to reduce our domestic costs by $30 per ton over a three-year period beginning with 2002. Currently, we are ahead of this plan, which should ultimately result in annual operating savings of over $300 million, from 2001 levels, by the end of 2004. USSK also has a cost reduction program that has reduced costs by more than $30 per ton since our acquisition of USSK in November 2000.

RECENT DEVELOPMENTS

FINANCIAL RESULTS

On January 28, 2003, we announced our fourth quarter and full-year unaudited 2002 results. The information set forth below should be read in conjunction with the more detailed information included in our Current Report on Form 8-K filed January 28, 2003 and our Current Report on Form 8-K filed June 4, 2002.

-------------------------------------------------------------------------------------------
                                                         THREE MONTHS
                                                            ENDED             YEAR ENDED
                                                         DECEMBER 31,        DECEMBER 31,
                                                       ----------------    ----------------
         (IN MILLIONS EXCEPT PER SHARE DATA)            2002      2001      2002      2001
-------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenues and other income............................  $1,899    $1,414    $7,054    $6,375
Net income (loss)....................................      12      (174)       62      (218)
Adjustments for special items (Pre-tax):
  Pension settlement loss............................      90        --       100        --
  Asset impairments-receivables......................      --        72        14       146
  Asset impairments-intangible asset.................      --        20        --        20
  Costs related to separation........................      --        16        --        25
  Costs related to Fairless shutdown.................      --         9         1        38
  Federal excise tax refund..........................      (2)       --       (38)       --
  Insurance recoveries related to USS-POSCO fire.....     (19)      (23)      (39)      (46)
  Gain on VSZ share sale.............................     (20)       --       (20)       --
  Reversal of litigation accrual.....................      --        --        (9)       --
  Gain on Transtar reorganization....................      --        --        --       (68)
  Prior year tax adjustments.........................      --        (9)       --       (62)
  Tax effect of special items........................     (17)      (32)       (3)      (92)
                                                       ------------------------------------
Net income (loss) adjusted for special items.........  $   44    $ (121)   $   68    $ (257)
Net income (loss) per diluted share..................  $ 0.12    $(1.95)   $ 0.64    $(2.45)
Net income (loss) adjusted per diluted share.........  $ 0.44    $(1.36)   $ 0.70    $(2.89)
-------------------------------------------------------------------------------------------

The presentation of net income (loss) adjusted per diluted share and net income
(loss) adjusted for special items reflects our results exclusive of period items that management considers to be unusual and non-recurring.

--------------------------------------------------------------------------------
                                                                  DECEMBER 31,
                                                                ----------------
                       (IN MILLIONS)                             2002      2001
--------------------------------------------------------------------------------
SUMMARY BALANCE SHEET DATA
Cash and cash equivalents...................................    $  243    $  147
Other current assets........................................     2,198     1,926
Property, plant and equipment -- net........................     2,978     3,084
Pension asset...............................................     1,654     2,745
Other assets................................................       905       435
                                                                ----------------
  Total assets..............................................    $7,978    $8,337
                                                                ================
Current liabilities.........................................    $1,371    $1,259
Long-term debt..............................................     1,408     1,434
Employee benefits...........................................     2,601     2,008
Other long-term liabilities.................................       569     1,130
Stockholders' equity........................................     2,029     2,506
                                                                ----------------
  Total liabilities and stockholders' equity................    $7,978    $8,337
                                                                ================
--------------------------------------------------------------------------------

NATIONAL STEEL

On January 9, 2003, we announced the signing of an asset purchase agreement with National Steel Corporation, which filed for bankruptcy protection on March 6, 2002, to acquire substantially all of National's steelmaking, processing and finishing assets for approximately $950 million, including the assumption of approximately $200 million of liabilities. The assets of National we had agreed to acquire included: facilities at National's two integrated steel plants, Great Lakes Steel, in Ecorse and River Rouge, Michigan; Granite City Division, Granite City, Illinois; the Midwest finishing facility in Portage, Indiana; ProCoil Corporation in Canton, Michigan; and various other subsidiaries and joint-venture interests, including National's interest in Double G Coatings. For the year ended December 31, 2001, National reported net sales of $2,492 million. We believe the acquisition of National would significantly increase our value-added production capabilities and enhance our ability to serve the needs of our North American customers in the automotive, container, appliance and construction industries. The closing of our agreement with National was contingent on, among other things, the approval of the Bankruptcy Court for the Northern District of Illinois, Eastern Division, and the execution and ratification of a new labor agreement with the United Steelworkers of America with respect to the steelworkers at the National facilities we would acquire.

On January 30, 2003, National announced that it had signed an agreement with another party, under which National would sell substantially all of its assets, including its pellet-making facility, for $1,125 million, consisting of cash and the assumption of approximately $200 million of liabilities. A hearing in the Bankruptcy Court has been scheduled for February 6, 2003, at which a motion to approve certain portions of that agreement, including bidding procedures attached thereto, will be considered. The closing of the agreement between National and that other party is contingent on, among other things, the approval of the Bankruptcy Court and the execution and ratification of a new labor agreement with the USWA with respect to the steelworkers at the National facilities to be acquired. The bidding procedures attached to that agreement contemplate that an auction will be held subsequent to March 17, 2003. We and others will have the opportunity to submit bids for National's assets at any such auction.

We remain interested in acquiring the assets of National if we are able to reach a new labor agreement with the USWA for the steelworkers at the National facilities and acquire the assets at a price that we view to be appropriate in light of conditions in the steel and financial markets at the time of the auction. We are in discussions with the USWA regarding such a labor agreement, as well as other matters, including our mutual interest in encouraging consolidation in the North American integrated steel industry. We also continue to evaluate other potential acquisitions.

We cannot assure you that we will participate in or prevail at the auction for National's assets. If we were to acquire National's assets, we may use the proceeds from this offering to pay a portion of the purchase price.

OTHER INITIATIVES

Work continues on several potential transactions to dispose of non-strategic assets. These include the sale of the raw materials and transportation businesses to an entity to be formed by affiliates of Apollo Management L.P., which U. S. Steel estimates would result in a pretax loss of up to $300 million; the sale of most of the assets of U. S. Steel Mining; and the contribution of certain timber properties to one or more employee benefit plans. In addition, we continue to explore possibilities for participating in the restructuring of Sartid. We are also exploring opportunities in Poland.

OUTLOOK

Shipments for the Flat-rolled segment in the 2003 first quarter are expected to improve somewhat from fourth quarter levels. The first quarter average realized price is also expected to improve slightly from the previous quarter. First quarter costs, however, will continue to be negatively affected by higher prices for natural gas. For full-year 2003, Flat-rolled shipments are expected to approximate 10.1 million net tons, as compared to 9.9 million net tons in 2002.

For the Tubular segment, first quarter 2003 shipments are projected to be up substantially from the 2002 fourth quarter, and the average realized price is expected to be lower than in the fourth quarter. Shipments for full-year 2003 are expected to be approximately 1.1 million net tons, as compared to 0.8 million net tons in 2002, as higher energy prices should spur a recovery in North American drilling activity in the second half of 2003.

USSK's first quarter 2003 shipments are expected to increase slightly from the 2002 fourth quarter, and shipments for the full year are projected to be approximately 4.1 million net tons, as compared to 3.9 million net tons in 2002. USSK's average realized price in the first quarter should improve slightly from the fourth quarter due primarily to a January 1, 2003 price increase for all products. On January 31, 2003, a work stoppage suspended all rail movements in Slovakia. Since USSK is dependent upon rail shipments for delivery of its raw materials and shipment of most of its finished products, a prolonged disruption of rail services would adversely impact USSK's shipments, revenue and operating income. Although as of February 3, 2003, USSK was once again receiving rail service, we cannot predict the ultimate outcome of this work stoppage.

In the fourth quarter 2002, as previously reported, U. S. Steel recorded a pretax pension settlement loss of $90 million for the nonunion qualified plan and, under the accounting rules related to additional minimum pension liabilities, a charge to equity of $748 million for the union plan. In addition, based on preliminary actuarial information for 2003, U. S. Steel expects annual net periodic pension costs to be $65 million and annual retiree medical and life insurance costs to be $210 million. In 2002, U. S. Steel recorded a credit of $103 million for pensions (excluding settlement charges of $100 million) and a $138 million expense for retiree medical and life insurance (excluding multiemployer and other plans). Pension costs are expected to increase from 2002 primarily because of lower plan assets, average asset return assumptions that have been reduced from 8.8% to 8.2%, and a discount rate that has been reduced from 7.0% to 6.25%. The anticipated increase in retiree medical and life insurance costs primarily reflects unfavorable health care claims cost experience in 2002 for union retirees, the use of the lower discount rate and higher assumed medical cost inflation. For 2003, a 10% annual rate of increase in the per capita cost of covered health care benefits has been assumed; this rate is assumed to decrease gradually to 4.75% for 2010 and remain at that level thereafter. As a result of the above factors and payments made in 2002 from benefit plans, our underfunded benefit obligations for retiree medical and life insurance increased from $1.8 billion at year-end 2001 to $2.6 billion at year-end 2002. Also, the funded status of the pension benefit obligation declined from an overfunded position of $1.2 billion at year-end 2001 to an underfunded position of $0.4 billion at year-end 2002.

                               THE MEDS OFFERING

The following summary is not intended to be complete. For a more detailed description of the MEDS, see "Description of the MEDS." Unless stated otherwise, the information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

Issuer........................   United States Steel Corporation.

Securities Offered............   5 million MEDS.

Liquidation Preference........   $50 per MEDS, plus accrued and unpaid
                                 dividends.

Dividend Payment Dates........   The 15th calendar day (or the following
                                 business day if the 15th is not a business day) of each March, June, September and December, beginning on June 15, 2003.

Dividend Rate.................   $3.50 for each MEDS per year.

Mandatory Conversion Date.....   June 15, 2006, or such later date as to which
                                 such date may be deferred as discussed under "Description of the MEDS--Conversion--Mandatory conversion," which we call the conversion date.

Mandatory Conversion..........   On the conversion date, each of our MEDS will
                                 automatically convert into shares of our common stock, based on the conversion rate as of June 15, 2006.

Conversion Rate...............   The conversion rate for each of our MEDS will
                                 be not more than 3.8314 shares of our common stock and not less than 3.1928 shares of our common stock, depending on the average market price for shares of our common stock as of June
                                 15, 2006, as described below.

                                 The average market price is the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding June 15, 2006. The average market price will be calculated as described under "Description of the MEDS--Conversion--Mandatory conversion."

                                 If the average market price of our common stock as of June 15, 2006 is greater than or equal to $15.66, the conversion rate will be 3.1928 shares of our common stock per MEDS. If the average market price of our common stock as of June 15, 2006 is less than $15.66 but greater than $13.05, the conversion rate will be equal to $50 divided by the average market price of our common stock as of June 15, 2006. If the average market price of our common stock as of June 15, 2006 is less than or equal to $13.05, the conversion rate will be 3.8314 shares of our common stock per MEDS.

                                 The conversion rate is subject to adjustments as described under "Description of the MEDS--Conversion--Anti-dilution adjustments."

Optional Conversion...........   At any time prior to the mandatory conversion
                                 of the MEDS, you may elect to convert each of your MEDS into 3.1928 shares of our common stock. This conversion rate is subject to adjustments as described under "Description of the MEDS--Conversion--Anti-dilution adjustments."

Early Conversion Upon Cash
Merger........................   Prior to the conversion date, if we are
                                 involved in a merger, acquisition or
                                 consolidation in which at least 30% of the consideration for shares of our common stock consists of cash or cash equivalents, which we refer to as the "cash merger," then on or after the date of the cash merger, you will have the right to convert your MEDS into shares of our common stock at the conversion rate in effect immediately before the cash merger.

Anti-dilution Adjustments.....   The formula for determining the conversion rate
                                 and the number of shares of our common stock to be delivered upon a conversion may be adjusted if certain events occur. See "Description of the MEDS--Conversion--Anti-dilution adjustments."

Voting Rights.................   The holders of our MEDS are not entitled to any
                                 voting rights, except as required by applicable state law and as described under "Description of the MEDS--Voting rights."

New York Stock Exchange
Symbol........................   We have applied to list the MEDS on the New
                                 York Stock Exchange under the symbol "X PrB."

                                  RISK FACTORS

In addition to the risk factors disclosed in the accompanying prospectus, other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following factors should be carefully considered prior to deciding whether to purchase the MEDS.

RISKS RELATED TO THE MEDS

PURCHASERS OF OUR MEDS WILL BEAR THE RISK OF A DECLINE IN THE MARKET PRICE OF SHARES OF OUR COMMON STOCK BELOW THE INITIAL PRICE.

The number of shares of our common stock issuable upon conversion of the MEDS is fixed within a range. The maximum number of shares that may be issued, subject to certain anti-dilution adjustments, is 3.8314 shares of our common stock per MEDS. If the market price of our common stock on the conversion date is less than $13.05 per share, holders of our MEDS will receive shares of common stock with an aggregate market value that is less than the amount paid by the holders for the MEDS. Any such decline in the market price of shares of our common stock may be substantial.

PURCHASERS OF OUR MEDS MAY NOT REALIZE THE BENEFIT OF AN INCREASE IN THE MARKET PRICE OF SHARES OF OUR COMMON STOCK.

The market value of our common stock that you will receive upon mandatory conversion of our MEDS on the conversion date will exceed the stated amount of $50 per MEDS only if the average market price as of June 15, 2006 of our common stock equals or exceeds the threshold appreciation price of $15.66. The threshold appreciation price represents an appreciation of 20% over the initial price. This means that the opportunity for equity appreciation provided by an investment in our MEDS is less than that provided by a direct investment in shares of our common stock. If the average market price of our common stock as of June 15, 2006 exceeds the initial price but is less than the threshold appreciation price, a holder of our MEDS will realize no equity appreciation on our common stock. Furthermore, if the average market price of our common stock as of June 15, 2006 exceeds the threshold appreciation price, the value of the common stock received upon conversion will be approximately 83% of the value of the common stock that could be purchased with $50 at the time of this offering.

COVENANT RESTRICTIONS MAY LIMIT OUR ABILITY TO PAY DIVIDENDS ON THE MEDS AND OUR COMMON STOCK AND MAY POSTPONE OUR ABILITY TO CONVERT THE MEDS INTO SHARES OF OUR COMMON STOCK.

Under the terms of our 10 3/4% senior notes due 2008, we may not be able to pay dividends on capital stock, including but not limited to the MEDS and our common stock, unless we can meet certain restricted payment tests, including a 2-to-1 consolidated coverage ratio based on EBITDA and consolidated cash interest expense, as defined in the indenture, for a period covering the then most recent four quarters. Although we met this consolidated coverage ratio test as of December 31, 2002, we did not meet it as of September 30, 2002. Notwithstanding these covenant restrictions, we are permitted to make, as of December 31, 2002, up to $28 million of restricted payments, including, but not limited to, payments of dividends on the MEDS and our common stock. In addition, we have the ability to make, as of December 31, 2002, up to $12 million in dividend payments on our common stock through December 31, 2003. If in future periods we are not in compliance with the restricted payments tests and we

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have paid dividends up to the amount otherwise permitted under the senior notes, we would be unable to pay dividends on the MEDS and our common stock. We may also be unable to pay dividends due to inadequate cash flow and borrowing capacity.

If we are unable to pay all accumulated and unpaid dividends on June 15, 2006 due to restrictions under our senior notes, the conversion date of the MEDS will be deferred until we are able to pay such dividends in full. The MEDS will continue to accumulate dividends until they are converted.

NO MARKET FOR OUR MEDS CURRENTLY EXISTS. AN ACTIVE TRADING MARKET FOR OUR MEDS MAY NOT DEVELOP.

The MEDS are a new issue of securities for which no market currently exists. If our MEDS are traded after their initial issuance, they may trade at a discount from the public offering price depending on prevailing interest rates, the market for similar securities, the trading price of our common stock and other factors. A holder of MEDS may not be able to sell them in the future, and any sale of MEDS may be at a price equal to or less than the public offering price of the MEDS. An active market may not develop or be maintained for the MEDS. The underwriters currently intend to make a market in the MEDS, subject to applicable law and regulations. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice.

THE TRADING PRICE FOR OUR COMMON STOCK WILL DIRECTLY AFFECT THE TRADING PRICE FOR OUR MEDS.

To the extent there is a secondary market for our MEDS, the trading price of our common stock will directly affect the trading price of our MEDS. It is impossible to predict whether the price of our common stock will rise or fall. Our credit quality, operating results, economic and financial prospects, whether or not and to what extent we participate in the consolidation of the domestic steel industry and other factors will affect the trading price of our common stock. Market conditions can also affect the capital markets generally, and the price of our common stock. These conditions may include the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of our common stock in the market after the offerings or the perception that those sales are likely to occur.

YOU MAY SUFFER DILUTION OF THE SHARES OF OUR COMMON STOCK ISSUABLE UPON CONVERSION OF OUR MEDS.

The number of shares of our common stock issuable upon conversion of our MEDS is subject to adjustment only for share splits and combinations, share dividends and specified other transactions. The number of shares of our common stock issuable upon conversion is not subject to adjustment for other events, such as employee stock option grants, offerings of our common stock for cash, or in connection with acquisitions, or other transactions which may reduce the price of our common stock. The terms of our MEDS do not restrict our ability to offer common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of our MEDS in engaging in any such offering or transaction.

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PURCHASERS OF OUR MEDS MAY SUFFER DILUTION OF OUR MEDS UPON THE ISSUANCE OF A
NEW SERIES OF PREFERRED STOCK RANKING EQUALLY WITH THE MEDS SOLD IN THIS
OFFERING.

The terms of our MEDS do not restrict our ability to offer a new series of preferred stock that ranks equally with our MEDS in the future or to engage in other transactions that could dilute our MEDS. We have no obligation to consider the interests of the holders of our MEDS in engaging in any such offering or transaction.

IF YOU PURCHASE OUR MEDS, YOU WILL HAVE NO RIGHTS AS A COMMON STOCKHOLDER UNTIL THE MEDS ARE CONVERTED INTO SHARES OF OUR COMMON STOCK.

Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by applicable state laws and as described under "Description of the MEDS--Voting rights"), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to actions for which the record date occurs after the conversion date.

RECENT PROPOSALS MAY AFFECT TAXATION OF DIVIDENDS FOR US AND FOR HOLDERS OF OUR MEDS.

President Bush in early 2003 proposed eliminating U.S. income taxes on dividends consisting of distributions of previously taxed corporate earnings, effective for distributions made on or after January 1, 2003 with respect to corporate earnings after 2000. Under the proposal, all or a portion of dividends paid by a corporation to its shareholders during a calendar year would be tax-free if those dividends are paid from previously taxed corporate income. The current proposal would also partially eliminate the dividends received deduction in respect of dividends paid by us. Based on the information available, it is not clear how the proposal, if enacted, would affect any dividends paid in 2003 with respect to our MEDS and common stock because U. S. Steel did not file a federal income tax return in 2002 (U. S. Steel was included in the Marathon consolidated federal income tax return for 2001 that was filed in 2002). Investors should be aware, however, that prospects for the enactment of this legislation are uncertain, and we cannot predict whether these rules will be enacted or what changes may be made to them prior to enactment.

RISKS RELATED TO PROPOSED INDUSTRY CONSOLIDATION

On December 4, 2001, we announced our support for significant consolidation in the domestic integrated steel industry and we continue to be interested in participating in consolidation of the domestic steel industry. We have had and continue to have discussions with several parties regarding consolidation opportunities. We may or may not participate in the auction for National's assets and if we do participate, we may not be the successful bidder. The market price of our common stock and our MEDS may decline as a result of these factors.

IF WE ACQUIRE NATIONAL'S ASSETS OUR BUSINESS AND THE MARKET PRICE OF OUR COMMON STOCK AND OUR MEDS COULD BE ADVERSELY AFFECTED.

If we acquire National's assets:

 -- we would incur significant additional indebtedness to pay the purchase price for National's assets or we may utilize availability under our receivables sales program and revolving credit facility, which could reduce our liquidity;

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 --  the market price of our common stock and the MEDS may decline if we are unable to integrate National into our operations or to achieve the expected benefits of the transaction;

 -- we may be subject to unknown environmental or other risks inherent in the National transaction;

 -- the process of integrating the operations of National could cause an interruption of, or loss of momentum in, the activities of our or National's business or the loss of key personnel; and

 --  we would incur charges to reflect costs of integration.

IF WE DO NOT PARTICIPATE IN THE CONSOLIDATION IN THE DOMESTIC INTEGRATED STEEL INDUSTRY, OUR BUSINESS AND THE MARKET PRICE OF OUR COMMON STOCK AND THE MEDS COULD BE ADVERSELY AFFECTED.

During 2002 there were a number of acquisitions in the domestic steel industry. We expect this consolidation to continue in 2003. In addition to the prospective purchase of National's assets out of bankruptcy by us or a third party, the assets of Bethlehem Steel may be purchased out of bankruptcy pursuant to an offer that has been made by International Steel Group. If another party were to purchase National's assets or International Steel Group were to purchase Bethlehem Steel's assets, we would no longer be the largest integrated steel producer in North America. In addition, if we do not participate in the consolidation of the domestic integrated steel industry our cost basis may be higher than that of our competitors and we will not have the benefits of the operating synergies that may result from consolidation. These factors could adversely affect our business and the market price of our common stock and the MEDS could be adversely affected.

IF WE PARTICIPATE IN CONSOLIDATION IN THE DOMESTIC INTEGRATED STEEL INDUSTRY, OUR BUSINESS AND THE MARKET PRICE OF OUR COMMON STOCK AND THE MEDS COULD BE ADVERSELY AFFECTED.

In order to complete possible future acquisitions, we may issue equity, which would dilute the ownership of our current equity holders, including holders of the MEDS, or incur additional indebtedness. In addition, we may utilize availability under our receivables sales program or inventory credit facility or otherwise use our liquidity. The incurrence of additional debt or the utilization of our existing liquidity could increase our interest expense and otherwise adversely affect our financial condition, operating results and cash flow. These factors could adversely affect our business and the market price of our common stock and the MEDS.

IF WE WERE TO FINANCE AN ACQUISITION BY INCURRING ADDITIONAL DEBT, RATING AGENCIES MAY DOWNGRADE OUR CREDIT RATINGS, WHICH WOULD INCREASE OUR COST OF BORROWING AND MAY MAKE IT MORE DIFFICULT FOR US TO RAISE CAPITAL.

The interest rate on borrowings under our inventory credit facility and the amount of receivables eligible under our receivables sales program are determined, in part, by our credit ratings. On January 9, 2003, following our announcement that we had entered into an asset purchase agreement with National, rating agencies placed our credit ratings under review. National has since announced that it has entered into an asset purchase agreement with another party and we expect that there will be an auction for National's assets subsequent to March 17, 2003. If we were to acquire National's assets or complete any other acquisition and

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our credit ratings were downgraded, or if our credit ratings were downgraded for any other reason:

 --  the cost of borrowings under our inventory credit facility would increase;

 --  the fees payable under our receivables sales program would increase; and

 -- the amount of receivables eligible for sale under our receivables sales program could be reduced.

In addition, a downgrade in our credit ratings could make capital raising more difficult and increase the cost of future borrowings.

ACQUIRED COMPANIES AND ASSETS MAY INCREASE OUR INDEBTEDNESS AND OTHER OBLIGATIONS AND REQUIRE SIGNIFICANT EXPENDITURES.

Possible future acquisitions could result in the incurrence of additional debt and related interest expense, underfunded pension and other post-retirement obligations, contingent liabilities and amortization expenses related to intangible assets, all of which could have a material adverse effect on our financial condition, credit ratings, operating results and cash flow.

Many of the available domestic acquisition targets have incurred operating losses in recent years and may require significant capital and operating expenditures to return them to profitability. Financially distressed steel companies typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. We may also have to buy sizable amounts of raw materials, spare parts and other materials for these facilities before they can resume profitable operation. Many potential acquisition candidates are financially distressed steel companies that may not have maintained appropriate environmental programs. These problems may require significant expenditures.

RISKS RELATED TO OUR BUSINESS

OVERCAPACITY IN THE STEEL INDUSTRY MAY NEGATIVELY AFFECT OUR PRODUCTION LEVELS.

There is an excess of global steelmaking capacity over global consumption of steel products. Recently, a number of domestic steel facilities that had been closed have become operational again, contributing to the overcapacity. This has caused shipments and prices for our domestic operations to vary from year to year and quarter to quarter, affecting our results of operations and cash flows. From 1997 through 2002, our domestic steel shipments have varied from a high of
11.6 million net tons in 1997 to a low of 9.8 million net tons in 2001. Production levels as a percentage of capacity have ranged from a high of 96.5% in 1997 to a low of 78.9% in 2001. Many factors influence these results, including demand in the domestic market, international currency conversion rates and domestic and international government actions.

OUR BUSINESS IS CYCLICAL. FUTURE ECONOMIC DOWNTURNS, A STAGNANT ECONOMY OR CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries such as the automotive, appliance, construction and energy industries. As a result, future downturns in the U.S. or European economy or in any of these industries, which may result from war with Iraq or other factors,

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could adversely affect our results of operations and cash flows. Because we and other integrated steel producers generally have high fixed costs, reduced volumes result in operating inefficiencies, such as those experienced in 2001. From 1997 through 2002, our net income has varied from a high of $452 million in 1997 to a loss of $218 million in 2001 as our domestic steel shipments have varied from a high of 11.6 million net tons in 1997 to a low of 9.8 million net tons in 2001. Future economic downturns, a stagnant economy or currency fluctuations, such as an increase in the strength of the dollar, which would lead to a decrease in the cost of imported products, may adversely affect our business, results of operations and financial condition.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS AND OTHER OBLIGATIONS, WHICH COULD LIMIT OUR OPERATING FLEXIBILITY AND OTHERWISE ADVERSELY AFFECT OUR FINANCIAL CONDITION.

As of September 30, 2002, we were liable for indebtedness of approximately $1.4 billion. This does not include obligations of Marathon for which we are contingently liable and that are not recorded on our balance sheet. As of September 30, 2002, such obligations of Marathon were $166 million. This substantial amount of indebtedness and related covenants could limit our operating flexibility and otherwise adversely affect our financial condition. Our high degree of leverage could have important consequences to you, including the following:

 -- our ability to satisfy our obligations with respect to any other debt securities or preferred stock may be impaired in the future;

 -- it may become difficult for us to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes in the future;

 -- a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes including the payment of dividends on our MEDS and our common stock;

 -- some of our borrowings are and are expected to be at variable rates of interest (including borrowings under our inventory credit facility), which will expose us to the risk of increased interest rates;

 -- the sale prices, costs of selling receivables and amounts available under our receivables sales program fluctuate due to factors that include the amount of eligible receivables available, the costs of the commercial paper funding and our long-term debt ratings; and

 -- our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

OUR BUSINESS REQUIRES SUBSTANTIAL DEBT SERVICE, CAPITAL INVESTMENT, OPERATING LEASE, CAPITAL COMMITMENTS AND MAINTENANCE EXPENDITURES THAT WE MAY BE UNABLE TO FULFILL.

With approximately $1.4 billion of debt outstanding as of September 30, 2002, we have substantial debt service requirements. Based on this outstanding debt, almost all of which is at fixed rates, our combined principal and interest payments will average approximately $150 million annually over the next five years.

Our operations are capital intensive. For the five-year period ended December 31, 2002, total capital expenditures were $1.4 billion. Capital expenditures in 2003 are expected to be

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approximately $350 million. Our business also requires substantial expenditures for routine maintenance. USSK has a commitment to the Slovak government for a capital improvements program over a period commencing with the acquisition date and ending on December 31, 2010, and, as of September 30, 2002, the remaining commitment under this program was $591 million. At September 30, 2002, our domestic contractual commitments to acquire property, plant and equipment totaled $22 million. We are required to make a $37.5 million payment in July of 2003 in connection with our acquisition of USSK.

As of December 31, 2001, we were obligated to make aggregate lease payments of $325 million under operating leases over the next five years. Some of our operating lease agreements include contingent rental charges that are not determinable to any degree of certainty. These charges are primarily based on utilization of the power generation facility at our Gary Works location and operating expenses incurred related to our headquarters' office space.

As of September 30, 2002 we had contingent obligations consisting of indemnity obligations under active surety bonds totaling approximately $73 million, guarantees of approximately $27 million of indebtedness for unconsolidated entities and commitments under take or pay arrangements of approximately $741 million. As the general partner of the Clairton 1314B Partnership, L.P., we are obligated to fund cash shortfalls incurred by that partnership but may withdraw as the general partner if we are required to fund in excess of $150 million in operating cash shortfalls. As of September 30, 2002, we were also contingently liable for $166 million of debt and other obligations of Marathon.

Our business may not generate sufficient operating cash flow or external financing sources may not be available in an amount sufficient to enable us to service or refinance our indebtedness, to pay dividends on the MEDS or our common stock or to fund other liquidity needs.

IMPORTS OF STEEL MAY DEPRESS DOMESTIC PRICE LEVELS AND HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND CASH FLOWS.

Steel imports to the United States accounted for an estimated 25% of the domestic steel market in the first nine months of 2002, 24% for the year 2001, and 27% for the year 2000. We believe steel imports into the United States involve widespread dumping and subsidy abuses and the remedies provided by United States law to private litigants are insufficient to correct these problems. Imports of steel involving dumping and subsidy abuses depress domestic price levels, and have an adverse effect upon our revenue, income and cash flows. Over the past six years, the average annual transaction prices for our domestic steel products have decreased from a high of $479 per net ton in 1997 to a low of $427 per net ton in 2001.

THE REMEDIES UNDER SECTION 201 OF THE TRADE ACT WILL BE REDUCED IN 2003 AND 2004 AND ARE SET TO EXPIRE IN 2005.

The trade remedies announced by President Bush, under Section 201 of the Trade Act of 1974, on March 5, 2002 became effective for imports entering the U.S. on and after March 20, 2002 and are intended to provide protection against imports from certain countries for a period of three years. Slab imports are subject to a quota of 5.4 million tons until March 2003 on product shipped from countries other than Canada and Mexico, with excess imports subject to a tariff of 30%. The annual quota increases to 5.9 million tons in March 2003 and 6.4 million tons in March 2004. Imports of finished carbon and alloy steel products (hot-rolled, cold-rolled and coated sheet, as well as plate and tin mill products) from developed countries are subject to a

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30% tariff until March 2003, decreasing to 24% and 18% in March 2003 and March
2004, respectively. Imports of these finished products from developing countries are subject to an anti-surge mechanism to ensure they do not substantially increase their shipments from historic levels.

The reduction of tariffs and increase in quotas could have an adverse effect on our results, particularly if the economy suffers a downturn. Imports of finished flat-rolled products from Canada and Mexico are not subject to the import remedies announced by the President. Since March 5, 2002 the Department of Commerce and the Office of the United States Trade Representative have announced the exclusion of 727 products from the trade remedies. When announcing the seventh set of exclusions on August 22, 2002 they also announced that no further exclusions would be granted during 2002 and that beginning in November 2002 there would be another opportunity for parties to submit exclusion requests for consideration by March 2003. The exclusions granted impact a number of products we produce and have weakened the protection initially provided by this relief. Various countries have challenged President Bush's action with the World Trade Organization and taken other actions responding to the Section 201 remedies.

TRADE RESTRICTIONS IMPOSED BY OTHER COUNTRIES AFFECT OUR EXPORTS.

On December 20, 2001, the European Commission commenced an anti-dumping investigation concerning the import of hot-rolled coils and hot-rolled pickled and oiled coils from Slovakia and five other countries. On January 20, 2003, the Commission announced the dumping margin applicable to those imports at 25.8% and the injury margin at 18.6%. USSK is currently in discussions with the Commission regarding the possibility of entering into a price undertaking agreement for future shipments of hot-rolled coils into the European Union. If no price undertaking agreement is reached by March 2003, duties equal to the injury margin of 18.6% would be imposed upon hot-rolled coils shipped by USSK into the European Union.

The European Commission also recently announced quotas and tariffs in a safeguard trade action on certain products, including non-alloy hot-rolled coils, hot-rolled strip, hot-rolled sheet and cold-rolled flat products, which are produced by USSK. Shipment quotas for these products for the first year of the measure were set at 10% above the average shipments during the period 1999-2001 and 15% thereafter. Shipments into the European Union in excess of the quotas would result in the imposition of a tariff of 17.5% for non-alloy hot-rolled coils (15.7% beginning in March 2003 and 14.1% in March 2004) and 26% for the other three products (23.4% in March 2003 and 21.0% in March 2004). The safeguard measures are scheduled to expire in March 2005. The safeguard measures and any anti-dumping measures would terminate upon Slovakia becoming a member of the European Union.

Safeguard proceedings similar to those pursued by the European Commission have recently been commenced by Poland, Hungary and the Czech Republic. Provisional quota and tariff measures have been imposed in Poland and Hungary.

THE RECENT INVESTMENT PERFORMANCE OF PENSION PLAN EQUITY HOLDINGS WILL UNFAVORABLY IMPACT OUR RESULTS OF OPERATIONS AND COULD AFFECT FUTURE CASH FLOW.

The investment performance of pension plan equity holdings over the last three years will unfavorably impact net periodic pension cost during 2003 through the use of a lower asset base in calculating expected return on plan assets and may impact future profitability and liquidity, which could affect debt covenants and borrowing arrangements. At the end of the

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fourth quarter of 2002, the accumulated benefit obligations of the union pension plan exceeded the fair value of the plan assets by approximately $540 million.
As a result, the pension asset related to the union pension plan was removed from the balance sheet, an additional minimum liability of $540 million was established and a charge to equity of $748 million for the pension plan was recorded. In the fourth quarter of 2002, we also recorded a pre-tax pension settlement loss of $90 million for the nonunion qualified pension plan. The funded status of the pension benefit obligation declined from an overfunded position of $1.2 billion at year-end 2001 to an underfunded position of $0.4 billion at year-end 2002. In addition, based on preliminary actuarial evaluations of benefit costs for 2003, we expect annual pension costs to be $65 million. In 2002, we recorded a credit of $103 million for pensions (excluding settlements of $100 million). Pension costs are expected to increase from 2002 primarily because of reduced plan assets, average asset return assumptions that have been reduced from 8.8% to 8.2% and a discount rate that has been reduced from 7.0% to 6.25%. These estimates are forward-looking statements. Predictions regarding the return on plan assets and the resulting pension expenses are subject to substantial uncertainties such as (among other things) investment performance and interest rates.

Preliminary funding valuations of the union pension plan as of December 31, 2002, indicate that the plan will not require cash funding for the 2003 plan year. However, cash funding in 2004 and beyond for the union pension plan could be required, the level of which depends upon various factors such as future asset performance, the level of interest rates used to measure ERISA minimum funding levels, the impacts of business acquisitions or sales, union negotiated changes and future government regulation. We may also make voluntary contributions in one or more future periods in order to mitigate potentially larger required contributions in later years. Any such funding requirements could have an unfavorable impact on our debt covenants, borrowing arrangements and cash flows.

OUR RETIREE EMPLOYEE HEALTH CARE AND RETIREE LIFE INSURANCE COSTS ARE HIGHER THAN THOSE OF MANY OF OUR COMPETITORS.

We maintain defined benefit retiree health care and life insurance plans covering substantially all domestic employees upon their retirement. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, both subject to various cost-sharing features. Life insurance benefits are provided to nonunion retiree beneficiaries primarily based on employees' annual base salary at retirement. For domestic union retirees, benefits are provided for the most part based on fixed amounts negotiated in labor contracts with the appropriate unions. In 2002, we recorded a $138 million expense for retiree medical and life insurance. Based on preliminary actuarial valuations for 2003, we expect annual retiree medical and life insurance expense to be $210 million. The anticipated increases in retiree medical and life insurance expense primarily reflects unfavorable health care claims cost experience in 2002 for union retirees, the use of a discount rate of 6.25%, rather than 7.0% and higher assumed medical cost inflation. For 2003, a 10% annual rate of increase in the per capita cost of covered health care benefits has been assumed; this rate is assumed to decrease gradually to 4.75% for 2010 and remain at that level thereafter. As a result of the above factors and payments made in 2002 from benefit plans, our underfunded benefit obligations for retiree medical and life insurance increased from $1.8 billion at year-end 2001 to $2.6 billion at year-end 2002. These estimates are forward-looking statements. Predictions regarding retiree medical and life insurance expense are subject to substantial uncertainties such as (among other things) interest rates and medical

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cost inflation. Mini-mills, foreign competitors and many producers of products that compete with steel provide lesser benefits to their employees and retirees and this difference in expense could adversely impact our competitive position. Companies that emerge from bankruptcy, or companies that purchase the facilities of bankrupt entities, may also provide lesser benefits to their employees and retirees.

FUTURE FUNDING FOR RETIREE MEDICAL BENEFITS MAY REQUIRE SUBSTANTIAL PAYMENTS FROM CURRENT CASH FLOW.

We are obligated to provide medical and other benefits to retirees. Cash payments of these benefits in 2002 and 2001 totaled $212 million and $183 million, respectively. During 2002 and 2001, substantially all payments on behalf of union retirees were paid from a VEBA trust established under our collective bargaining agreements. We currently project that, beginning in 2004, these cash payments will have to be made from corporate funds which will reduce our cash flow that would otherwise be available for other purposes.

HIGH ENERGY COSTS ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

Our operations consume large amounts of energy and we consume significant amounts of natural gas. Domestic natural gas prices have ranged from an average of $2.74 per million BTU in 1999 to an average of $4.96 per million BTU in 2001. Natural gas prices averaged $3.43 per million BTU in the first nine months of 2002 and increased to $4.49 per million BTU in the fourth quarter of 2002. Average natural gas prices for 2003 are expected to be higher than average natural gas prices for 2002. An increase in natural gas prices would increase our costs and adversely impact our results of operations.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO UNCERTAINTIES AND RISKS FROM ABROAD, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

USSK, located in the Slovak Republic, constitutes 28% of our total raw steel capability and accounted for 17% of revenue for 2001. USSK exports about 80% of its products, with the majority of its sales being to other European countries. USSK is affected by the worldwide overcapacity in the steel industry and the cyclical nature of demand for steel products and that demand's sensitivity to worldwide general economic conditions. In particular, USSK is subject to economic conditions and political factors in Europe, which if changed could negatively affect its results of operations and cash flow. Political factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation, export quotas, tariffs and other protectionist measures. USSK is also subject to foreign currency exchange risks because its revenues are primarily in euros and its costs are primarily in Slovak korunas and United States dollars. The Slovak Republic has applied for membership in the European Union and may be required to amend its environmental, tax and other laws to secure that membership. Changes in those laws could adversely impact USSK.

MANY LAWSUITS HAVE BEEN FILED AGAINST US INVOLVING ASBESTOS-RELATED INJURIES WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL POSITION.

We are a defendant in a large number of cases in which approximately 14,000 claimants allege injury resulting from exposure to asbestos. Nearly all of these cases involve multiple defendants. These claims fall into three major groups:
(1) claims made under certain federal and general maritime law by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of U. S. Steel;
(2) claims made by persons who performed work at U. S. Steel facilities; and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by U. S. Steel. To date all actions resolved have been either dismissed or resolved for immaterial amounts. In 2002, we disposed of claims from approximately 1,700 claimants with aggregate total payments of approximately $700,000 and over 4,700 cases were administratively dismissed. It is not possible to predict with certainty the outcome of these matters; however, based upon present knowledge, management believes that it is unlikely that the resolution of the pending actions will in the aggregate have a material adverse effect on our financial condition. Among the factors that management considered in reaching this conclusion are: (1) that
U. S. Steel has been subject to a total of approximately 34,000 asbestos claims over the last twelve years that have been administratively dismissed due to the failure of the claimants to present any medical evidence supporting their claims, (2) that over the last several years the total number of pending claims has remained steady, (3) that it has been many years since U. S. Steel employed maritime workers or manufactured electrical cable and (4) U. S. Steel's history of trial outcomes, settlements and dismissals. This statement of belief is a forward-looking statement. Predictions as to the outcome of pending litigation are subject to substantial uncertainties with respect to (among other things) factual and judicial determinations, and actual results could differ materially from those expressed in this forward-looking statement.

                                USE OF PROCEEDS

We estimate the net proceeds from our sale of MEDS in this offering, after deducting estimated expenses of $300,000 and underwriting discounts and commissions, to be approximately $242.2 million (or $278.6 million if the underwriters exercise their over-allotment option). We intend to use the net proceeds of this offering for general corporate purposes, including funding working capital, financing potential acquisitions, debt reduction and voluntary contributions to our employee benefit plans. If we were to acquire National's assets, we may use the net proceeds from this offering to pay a portion of the purchase price. Pending application of the net proceeds of this offering, the proceeds will be held in cash and cash equivalents.

                                 CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at September 30, 2002, (i) on an actual basis and (ii) on an adjusted basis to give effect to the sale by us of 5 million MEDS, at a price of $50 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

The financial data at September 30, 2002 in the following table are derived from our unaudited financial statements as of and for the nine months ended September 30, 2002. The following data are qualified in their entirety by our financial statements and other information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

-----------------------------------------------------------------------------------
                     SEPTEMBER 30, 2002
                       (IN MILLIONS)                          ACTUAL    AS ADJUSTED
-----------------------------------------------------------------------------------
Cash and cash equivalents...................................  $  105    $       347
                                                              =====================
Long-term debt due within one year..........................       7              7
Long-term debt:
  Senior notes, net of $4 million discount..................     531            531
  Industrial revenue bonds..................................     471            471
  USSK loan facility........................................     301            301
  Senior quarterly income debt securities...................      49             49
  Capital leases............................................      76             76
                                                              ---------------------
     Total debt.............................................   1,435          1,435
Stockholders' equity:
  7.00% Series B mandatory convertible preferred shares, no
     par value per share, no shares outstanding actual, 5
     million shares outstanding as adjusted.................      --            242
  Common stock, $1 par value per share, 200.0 million shares authorized, 102.2 million shares outstanding actual and
     as adjusted............................................     102            102
  Other stockholders' equity(1).............................   2,674          2,674
                                                              ---------------------
     Total stockholders' equity.............................   2,776          3,018
                                                              ---------------------
       Total capitalization.................................  $4,211    $     4,453
-----------------------------------------------------------------------------------

(1) Does not include a charge to equity of $748 million recorded at year-end 2002 related to additional minimum pension liabilities of the pension plan for union employees.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

----------------------------------------------------------------------------------------------
                                         NINE MONTHS
                                            ENDED
                                        SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                        --------------    ------------------------------------
                                        2002     2001     2001    2000    1999    1998    1997
----------------------------------------------------------------------------------------------
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(a)........................  1.35      (b)      (c)    1.05    2.10    5.15    4.72
----------------------------------------------------------------------------------------------

(a) For the purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" are defined as income before income taxes and extraordinary items adjusted for minority interests in consolidated subsidiaries, income (loss) from equity investees, and capitalized interest, plus fixed charges, amortization of capitalized interest and distributions from equity investees. "Fixed charges" consist of interest, whether expensed or capitalized, on all indebtedness, amortization of premiums, discounts and capitalized expenses related to indebtedness, and an interest component equal to one-third of rental expense, representing the portion of rental expense that management believes is attributable to interest. "Preferred stock dividends" consists of pretax earnings required to cover preferred stock dividends associated with the 6.50% Preferred Stock attributed to U.S. Steel by Marathon prior to the Separation which was retained and subsequently repaid by Marathon in connection with the Separation.

(b) Earnings did not cover combined fixed charges and preferred stock dividends by $277 million.

(c) Earnings did not cover combined fixed charges and preferred stock dividends by $598 million.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

STOCK PRICE RANGE AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange (the "NYSE"), the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol "X." The NYSE is the principal market for our common stock. Before December 31, 2001, our businesses comprised an operating unit of USX Corporation, now named Marathon Oil Corporation, and Marathon had a class of common stock, the USX-U. S. Steel Group common stock, that was intended to reflect the performance of those businesses. On December 31, 2001, each share of USX-U. S. Steel Group common stock was converted into one share of our common stock. The following table sets forth the range of high and low sales prices of the USX-U. S. Steel Group common stock through December 31, 2001, and the high and low prices of our common stock since then, as reported by the NYSE on the composite tape, and dividends paid on our common stock for the stated periods.

-------------------------------------------------------------------------------------------
                                                                                 DIVIDENDS
                                                                                 PAID PER
                                                               HIGH     LOW        SHARE
-------------------------------------------------------------------------------------------
2001
  First Quarter.............................................  $18.00   $14.00   $      0.25
  Second Quarter............................................   22.00    13.72          0.10
  Third Quarter.............................................   21.70    13.08          0.10
  Fourth Quarter............................................   18.75    13.00          0.10
2002
  First Quarter.............................................   19.99    16.36          0.05
  Second Quarter............................................   22.00    17.22          0.05
  Third Quarter.............................................   19.99    10.66          0.05
  Fourth Quarter............................................   14.90    10.87          0.05
2003
  First Quarter (through February 4, 2003)..................   17.73    12.81            --
-------------------------------------------------------------------------------------------

On February 4, 2003, the last reported sale price of our common stock on the NYSE was $13.05 per share.

DIVIDEND POLICY

Our board of directors intends to declare and pay dividends on our common stock based on our financial condition and results of operations, although it has no obligation under Delaware law or our certificate of incorporation to do so. Dividends on our capital stock are limited to legally available funds. The terms of our existing indebtedness restrict our ability to pay dividends unless we can meet certain restricted payment tests as described in "Risk factors--Risks related to the MEDS." In early 2002, we established a quarterly dividend rate of $0.05 per share of common stock effective with the March 2002 payment.

                         SELECTED FINANCIAL INFORMATION

Prior to December 31, 2001, the businesses of U. S. Steel comprised an operating unit of USX Corporation, now named Marathon Oil Corporation ("Marathon"). Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, U. S. Steel was capitalized through the issuance of 89.2 million shares of common stock to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis (the "Separation"). The following table sets forth selected financial information for U. S. Steel. Consolidated balance sheet data as of December 31, 2001 and September 30, 2002 and statement of operations data for the nine months ended September 30, 2002 reflect U. S. Steel as a separate, stand-alone entity. All other balance sheet and statement of operations data in the table below represent a carve-out presentation of the businesses comprising U. S. Steel, and are not intended to be a complete presentation of the financial position or results of operations for U. S. Steel on a stand-alone basis. The financial information for the years ended December 31, 1997 through December 31, 2001 has been derived from the audited financial statements. The financial information for the nine months ended September 30, 2002 and 2001 has been derived from the unaudited financial statements that, in the opinion of management, reflect all adjustments necessary for fair presentation of the results for the periods covered. All such adjustments are of a recurring nature unless disclosed otherwise. This information should be read in conjunction with the more detailed information and consolidated financial statements included in our Current Report on Form 8-K filed June 4, 2002, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and the additional reports and documents incorporated by reference in the accompanying prospectus.

---------------------------------------------------------------------------------------------------------
                                               NINE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                             ---------------   ------------------------------------------
(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)   2002     2001     2001     2000     1999     1998     1997
---------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
  Revenues and other income(1)...........    $5,155   $4,961   $6,375   $6,132   $5,470   $6,477   $7,156
  Income (loss) from operations..........       126     (153)    (405)     104      150      579      773
  Income (loss) before extraordinary
    losses...............................        50      (44)    (218)     (21)      51      364      452
  Net income (loss)......................        50      (44)    (218)     (21)      44      364      452
PER COMMON SHARE DATA
  Income (loss) before extraordinary
    losses(2) -- basic and diluted.......    $ 0.52   $(0.50)  $(2.45)  $(0.24)  $ 0.57   $ 4.08   $ 5.07
  Net income (loss)(2) -- basic and
    diluted..............................      0.52    (0.50)   (2.45)   (0.24)    0.49     4.08     5.07
  Dividends paid(3)......................      0.15     0.45     0.55     1.00     1.00     1.00     1.00

---------------------------------------------------------------------------------------------------------
                                               NINE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                             ---------------   ------------------------------------------
(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)   2002     2001     2001     2000     1999     1998     1997
---------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END)
  Total assets...........................    $8,679   $9,337   $8,337   $8,711   $7,525   $6,749   $6,694
  Capitalization(4):
    Notes payable........................        --       --       --       70       --       13       13
    Long-term debt, including amount due
      within one year....................     1,435    2,758    1,466    2,375      915      476      510
    Preferred stock of subsidiary........        --       66       --       66       66       66       66
    Trust preferred securities...........        --      183       --      183      183      182      182
    Equity...............................     2,776    1,829    2,506    1,919    2,056    2,093    1,782
                                             ------------------------------------------------------------
    Total capitalization.................    $4,211   $4,836   $3,972   $4,613   $3,220   $2,830   $2,553
                                             ------------------------------------------------------------
OTHER DATA:
  Capital expenditures...................    $  150   $  197   $  287   $  244   $  287   $  310   $  261
  Depreciation, depletion and
    amortization.........................       266      246      344      360      304      283      303
  Net periodic pension credits(5)........        77       98      120      273      234      191      149
OPERATING DATA:
  Steel shipments (thousands of net tons)
  -- Domestic steel......................     8,121    7,597    9,797   10,756   10,629   10,686   11,643
  -- USSK................................     2,870    2,841    3,714      317       --       --       --
---------------------------------------------------------------------------------------------------------

(1) Consists of revenues, dividend and investee income (loss), net gains on disposal of assets and other income (loss).

(2) Earnings per share for the nine months ended September 30, 2002 is based on the weighted average outstanding common shares during the nine months. Earnings per share for all other periods presented is based on the outstanding common shares at December 31, 2001 as a result of the Separation and the initial capitalization of U. S. Steel on that date.

(3) Dividends paid per share for all periods presented, except for the nine months ended September 30, 2002, represent amounts paid on USX-U. S. Steel Group common stock.

(4) The increase in equity and the decrease in long-term debt, preferred stock of subsidiary and trust preferred securities from December 31, 2000 to 2001 and from September 30, 2001 to 2002 were primarily due to transactions related to the Separation, including the $900 million value transfer. The increase in long-term debt and notes payable from December 31, 1999 to 2000 was primarily due to cash used in operating activities of $627 million (including $530 million in elective funding to voluntary employee benefit trusts) and the $325 million of debt included in the acquisition of USSK.

(5) Net periodic pension credits, which are included in income from operations, are primarily non-cash and primarily reflect an expected return on plan assets in excess of current costs.

                            DESCRIPTION OF THE MEDS

The description in this prospectus supplement of the terms of our MEDS is only a summary. The terms of our MEDS are contained in our certificate of incorporation and the Certificate of Designation relating to the MEDS. Our certificate of incorporation is filed as an exhibit to our filings incorporated by reference in the registration statement of which this prospectus supplement is a part and the Certificate of Designation will be filed as an exhibit to a Current Report on Form 8-K after the date of this prospectus supplement.

GENERAL

Our certificate of incorporation authorizes the issuance of 14,000,000 shares of preferred stock without the approval of the holders of our common stock, in one or more series, from time to time, with each such series to have such designation, powers, preferences and rights as may be determined by our board of directors. The MEDS constitute a series of these shares of preferred stock. See "Description of capital stock" in the accompanying prospectus for a description of our capital stock.

When issued, the MEDS offered hereby will constitute a single series consisting of up to 5,750,000 shares of preferred stock (of which 5,000,000 shares will be outstanding upon the completion of this offering, unless the underwriters elect to exercise the over-allotment option). The holders of our MEDS will have no preemptive rights. The MEDS will be validly issued, fully paid and non-assessable.

Our MEDS will rank senior to all of our now outstanding common stock or common stock that we may issue in the future. As of January 31, 2003, there are 102,614,309 shares of our common stock outstanding.

The terms of our MEDS restrict our ability to issue capital stock that ranks senior to our MEDS, as discussed below under "Voting rights."

DIVIDENDS

GENERAL

Dividends on our MEDS will be payable quarterly, when, as and if declared by our board of directors out of funds legally available therefor, on the 15th calendar day (or the following business day if the 15th is not a business day) of March, June, September and December of each year (each a "Dividend Payment Date") at the annual rate of $3.50 per MEDS. The initial dividend on the MEDS, for the first dividend period, assuming our issue date is February 10, 2003, will be $1.206 per MEDS, and will be payable, if declared, on June 15, 2003. Each subsequent quarterly dividend on our MEDS, if declared, will be $0.875.

The amount of dividends payable on each of our MEDS for each full quarterly period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

A dividend period is the period ending on the day before a Dividend Payment Date and beginning on the preceding Dividend Payment Date or, if none, the date of issue. Dividends payable, if declared, on a Dividend Payment Date will be payable to holders of record as they appear on our stock register on the 1st calendar day of the calendar month in which the applicable Dividend Payment Date falls.

We are obligated to pay a dividend on our MEDS only when, as and if our board of directors or an authorized committee of our board declares the dividend payable and we have assets that legally can be used to pay the dividend.

Dividends on our MEDS will be cumulative. This means that if our board of directors or an authorized committee of our board fails to declare a dividend, the dividend will accumulate until declared and paid or will be forfeited upon optional conversion by the holder.

We are not obligated to pay holders of our MEDS any interest or sum of money in lieu of interest on any dividend not paid on a Dividend Payment Date or any other late payment. We are also not obligated to pay holders of our MEDS any dividend in excess of the full dividends on the MEDS that are payable as described above.

If our board of directors or an authorized committee of our board does not declare a dividend for any dividend period, the board of directors or an authorized committee may declare and pay the dividend on any subsequent date, whether or not a Dividend Payment Date. The persons entitled to receive the dividend in such case will be holders of our MEDS as they appear on our stock register on a date selected by the board of directors or an authorized committee. That date must be not more than 60 days prior to this dividend payment date.

PAYMENT RESTRICTIONS

If we do not pay a dividend on a Dividend Payment Date, then, until all accrued and unpaid dividends are paid and the full quarterly dividend on our MEDS for the current and all prior dividend periods is declared and paid or set apart for payment:

 -- We may not take any of the following actions with respect to any of our stock that ranks junior to our MEDS as to payment of dividends or distribution of assets upon winding up, including our shares of common stock:

      -- declare or pay any dividend or make any distribution of assets on any junior capital stock, other than dividends or distributions of our capital stock that ranks junior to our MEDS as to payment of dividends and the distribution of assets upon winding up and cash in lieu of fractional shares in connection with any such dividend or distribution; or

      -- redeem, purchase or otherwise acquire any junior capital stock, except upon conversion or exchange for our capital stock that ranks junior to our MEDS as to payment of dividends and the distribution of assets upon winding up and cash in lieu of fractional shares in connection with any such conversion or exchange.

 -- We may not redeem, purchase or otherwise acquire any of our capital stock that ranks equally with our MEDS as to payment of dividends or the distribution of assets upon winding up, except for conversion or exchange of shares of our capital stock that rank junior to our MEDS as to payment of dividends and the distribution of assets upon winding up and cash in lieu of fractional shares in connection with any such conversion or exchange.

CONVERSION

MANDATORY CONVERSION

Our MEDS, unless previously converted at your option or upon specified cash mergers described below will automatically convert, on June 15, 2006 or a later Dividend Payment Date in the circumstances described below, the "conversion date," into a number of newly issued shares of common stock equal to the conversion rate. Upon conversion, dividends on our MEDS will cease to accrue and we will make arrangements for the payment of cash in respect of accrued and unpaid dividends.

The conversion rate, which is the number of newly issued shares of common stock issuable upon conversion of our MEDS on the conversion date, will, subject to adjustment under certain circumstances as described under "--Anti-dilution adjustments" below, be as follows:

 -- If the "average market price" of our common stock, which is the average of the closing prices per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding June 15, 2006, is equal to or greater than $15.66, which we call the "threshold appreciation price," then the conversion rate will be 3.1928 shares of our common stock per MEDS.

 -- If the average market price of our common stock is less than $15.66 but greater than $13.05, the conversion rate will be equal to $50 divided by the average market price of our common stock per MEDS.

 -- If the average market price of our common stock is less than or equal to $13.05, the conversion rate will be 3.8314 shares of our common stock per MEDS.

If the average market price as of June 15, 2006 is greater than or equal to $15.66, upon mandatory conversion on the conversion date, holders of the MEDS will receive only 83% of the appreciation in market value of our common stock above $13.05. If the average market price as of June 15, 2006 is greater than $13.05 and less than $15.66, upon mandatory conversion on the conversion date, holders of the MEDS will receive none of the appreciation in the market value of our common stock from $13.05 to $15.66. If the average market price as of June 15, 2006 is less than or equal to $13.05, upon mandatory conversion on the conversion date, holders of the MEDS will realize the entire loss on the decline in market value of our common stock.

For purposes of determining the average market price for our common stock, the closing price of our common stock on any date of determination means the closing sale price or, if no closing price is reported, the last reported sale price of our shares of common stock on the New York Stock Exchange on that date. If our common stock is not listed on the New York Stock Exchange on any date, the closing price of our common stock on any date of determination means the closing sales price as reported in the composite transactions for the principal U.S. securities exchange on which our common stock is so listed or quoted, or if our common stock is not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq Stock Market, or, if our common stock is not so reported, the last quoted bid price for our common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if that bid price is not available, the market value of our common stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A trading day is a day on which our common stock:

 -- is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

 -- has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

If we make a determination in good faith that the payment in cash on June 15, 2006 of all accrued and unpaid dividends on the MEDS would breach any of the terms of, or constitute a default under, the terms of our 10 3/4% Senior Notes due August 1, 2008, the conversion date will be deferred and we will provide prompt notice of such deferral, but no earlier than 60 days before June 15, 2006, to the holders of our MEDS. Subsequent to the conversion date deferral, promptly after any determination in good faith by us that the payment in cash of all accrued and unpaid dividends on the MEDS would not breach any of the terms of, or constitute a default under, the terms of these senior notes, we will declare a new conversion date and provide notice of such date to the holders of our MEDS at least 30 days but not more than 60 days before the new conversion date. The new conversion date will be the first Dividend Payment Date that is at least 30 days after the delivery of such notice. We may also satisfy our notice obligations by publishing such notice in a newspaper customarily published at least once a day for at least five days each calendar week and of general circulation in New York, New York. Dividends on the MEDS continue to accrue until they are converted.

CONVERSION AT THE OPTION OF HOLDER

The holders of our MEDS have the right to convert them, in whole or in part, at any time prior to the conversion date, into shares of our common stock at the optional conversion rate of 3.1928 shares of our common stock for each of our MEDS, subject to adjustment as described below. The optional conversion rate is equivalent to a conversion price equal to the threshold appreciation price. Holders of our MEDS at the close of business on a record date for any payment of dividends will receive the dividend then payable on the MEDS on the corresponding Dividend Payment Date even if optional conversion of our MEDS occurs between that record date and the corresponding Dividend Payment Date.

However, if you surrender our MEDS for conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next succeeding Dividend Payment Date, you must remit payment of an amount equal to the dividend on our MEDS which is to be paid on that Dividend Payment Date.

Except as described above, upon any optional conversion of our MEDS, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on the converted MEDS, or for dividends or distributions on our common stock issued upon conversion.

EARLY CONVERSION UPON CASH MERGER

Prior to the conversion date, if we are involved in a merger in which at least 30% of the consideration for our shares of common stock consists of cash or cash equivalents, which we refer to as a "cash merger," then on or after the date of the cash merger each holder of our MEDS will have the right to convert our MEDS at the conversion rate in effect immediately before the cash merger. We refer to this right as the "merger early conversion right." We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify a date, which shall be not less than 20 nor more than 30 days after the date of the notice, on which the merger early conversion will occur and a date by which each holder's merger early conversion right must be exercised. The notice will set forth, among other things, the applicable conversion rate and the amount of the cash (including amounts for accrued and unpaid dividends), securities and other consideration receivable by the holder upon conversion. To exercise the merger early conversion right, you must deliver to us, on or one business day before the exercise date for the merger early conversion date, the certificate evidencing your MEDS, if our MEDS is held in certificated form. If you exercise the merger early conversion right, we will deliver to you on the merger early conversion date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had converted your MEDS immediately before the cash merger at the conversion rate in effect at such time. If you do not elect to exercise your merger early conversion right, you will receive for your MEDS cash, securities or other property into which our shares of common stock were converted at the conversion rate in effect on the conversion date.

ANTI-DILUTION ADJUSTMENTS

The formula for determining the conversion rate and the number of our shares of common stock to be delivered upon conversion may be adjusted if certain events occur, including:

1) the payment of a dividend or other distributions to holders of our common stock in common stock;

2) the issuance to all holders of our common stock of rights or warrants, other than any dividend reinvestment or share purchase or similar plans, entitling them to subscribe for or purchase our common stock at less than the current market price (as defined below);

3) subdivisions, splits and combinations of our common stock;

4) distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash);

5) distributions consisting exclusively of cash to all holders of our common stock in an aggregate amount that, when combined with (a) other all-cash distributions made within the preceding 12 months and (b) the cash and the fair market value, as of the date of expiration of the tender or exchange offer referred to below, of the consideration paid in respect of any tender or exchange offer by us or a subsidiary of ours for our common stock concluded within the preceding 12 months, exceeds 15% of our aggregate market capitalization (such aggregate market capitalization being the product of the current market price of our common stock multiplied by the number of shares of common stock then outstanding) on the date fixed for the determination of stockholders entitled to receive such distribution; and

6) the successful completion of a tender or exchange offer made by us or any subsidiary of ours for our common stock that involves an aggregate consideration that, when combined with (a) any cash and the fair market value of other consideration payable in respect of any other tender or exchange offer by us or a subsidiary of ours for our common stock concluded within the preceding 12 months and (b) the aggregate amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the date of expiration of such tender or exchange offer.

The "current market price" per common share on any day means the average of the daily closing prices for the five consecutive trading days preceding the earlier of the day preceding the day in question and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance or distribution, means the first date on which our shares of common stock trade without the right to receive the issuance or distribution.

In the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive other securities, cash or property, each share of our MEDS then outstanding would, without the consent of the holders of our MEDS, become convertible into such other securities, cash or property instead of our common stock. In such event, on the conversion date the conversion rate then in effect will be applied to the value on the conversion date of the securities, cash or property a holder would have received if it had held the stock covered by our MEDS when the applicable transaction occurred. Holders have the right to settle their obligations under our MEDS early in the event of certain cash mergers as described under "--Early conversion upon cash merger."

In the case of the payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a "spin-off," the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

 --  the conversion rate by

 -- a fraction, the numerator of which is the current market price per share of our shares of common stock plus the fair market value, determined as described below, of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock and the denominator of which is the current market price per share of our shares of common stock.

The adjustment to the conversion rate under the preceding paragraph will occur on the date that is earlier of:

 --  the tenth trading day following the effective date of the spin-off; and

 -- the date of the securities being offered in the initial public offering of the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, "initial public offering" means the first time securities of the same class or type as the securities being distributed in the spin-off are offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first 10 trading days following the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of our shares of common stock means the average of the closing sales prices of our common stock over the first 10 trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

In addition, we may increase the conversion rate if our board of directors or an authorized committee of our board deems it advisable to avoid or diminish any income tax to holders of our shares of common stock resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as a dividend or distribution for income tax purposes or for any other reasons.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate by at least 1%, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

We will be required, as soon as practicable following the occurrence of an event that requires or permits an adjustment in the conversion rate, to provide written notice to the holders of shares of our MEDS of the occurrence of that event. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to the conversion rate was determined and setting forth the revised conversion rate.

FRACTIONAL SHARES

No fractional shares of common stock will be issued upon conversion of our MEDS. In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of our MEDS of any holder which are converted upon mandatory conversion or any optional conversion, that holder will be entitled to receive an amount in cash equal to the same fraction of:

 --  in the case of mandatory conversion, the current market price; or

 -- in the case of an optional conversion by a holder, the closing price of our shares of common stock determined as of the second trading day immediately preceding the effective date of conversion.

GENERAL

Upon any conversion of our MEDS, our shares of common stock will be issued and delivered to you or your designee, upon presentation and surrender of the certificate evidencing our MEDS, if our MEDS are held in certificated form, and payment by you of any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than you.

Prior to the date on which our common stock is issued on conversion, our common stock underlying our MEDS will not be deemed to be outstanding for any purpose and you will have no rights with respect to the common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock by virtue of holding our MEDS.

LIQUIDATION RIGHTS

In the event of the voluntary or involuntary liquidation, dissolution or winding up of U. S. Steel, the holders of our MEDS will be entitled to receive, out of our assets legally available for distribution to stockholders--before any distribution of assets is made on our shares of common stock or any future class of securities which ranks junior to our MEDS--a liquidating distribution in the amount of $50, plus an amount equal to the sum of all accrued and unpaid dividends, whether or nor earned or declared, for the then-current dividend period and all prior dividend periods.

For the purpose of the preceding paragraph, none of the following will constitute a voluntary or involuntary liquidation, dissolution or winding up of
U. S. Steel:

 --  the sale of all or substantially all of our property or business;

 -- the merger or consolidation of U. S. Steel into or with any other corporation; or

 --  the merger or consolidation of any other corporation into or with U. S.
Steel.

After the payment to the holders of our MEDS of the full preferential amounts provided above, the holders of our MEDS will have no right or claim to any of our remaining assets.

If our assets available for distribution to the holders of our MEDS upon any liquidation, dissolution or winding up of U. S. Steel, whether voluntary or involuntary, are insufficient to pay in full all amounts to which the holders are entitled as provided above, no such distribution will be made on account of any other shares ranking equally with our MEDS as to the distribution of assets upon that liquidation, dissolution or winding up unless a pro rata distribution is made on our MEDS, with the amount allocable to each series of parity shares determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

VOTING RIGHTS

The holders of the shares of our MEDS are not entitled to any voting rights, except as required by applicable state law and as described below.

If the equivalent of six quarterly dividends payable on our MEDS, or any other class or series of preferred stock ranking equally with our MEDS as to the payment of dividends, has not been paid, the number of directors on our board shall be increased by two, without duplication of any increase made pursuant to the terms of any other series of our preferred stock which do not have a separate class vote and upon which like voting rights have been conferred and are exercisable. The holders of our MEDS--voting as a single class with the holders of shares of any such other class of preferred stock--will be entitled to elect two directors at any meeting of our stockholders at which directors are to be elected during the period their dividends remain in arrears. This voting right will continue until we have paid, or declared and set apart for payment, full cumulative dividends for all past periods on all of that class or classes of preferred stock and our MEDS.

We will not, without the approval of the holders of at least 66 2/3% of our MEDS then outstanding, amend any of the provisions of our charter so as to affect adversely the powers, preferences, privileges or rights of the holders of our MEDS.

We will not, without the approval of the holders, voting together as a single class, of at least 66 2/3% of our MEDS then outstanding and all shares of any other series of our preferred stock ranking equally with our MEDS as to dividends or upon dissolution:

 -- issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any share of any class ranking prior to our MEDS as to dividends or upon dissolution; or

 -- reclassify any of our authorized shares of capital stock into any share of any class, or any obligation or security convertible into or evidencing a right to purchase such share, ranking prior to our MEDS as to dividends or upon dissolution.

No such vote will be required for us to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any share ranking equally with or junior to our MEDS.

REDEMPTION

The MEDS are not redeemable.

AUTHORIZED SHARES OF COMMON STOCK

We will at all times reserve and keep available out of our authorized and unissued shares of common stock, solely for issuance upon the conversion of our MEDS, that number of our shares of common stock as shall from time to time be issuable upon the conversion of all our MEDS then outstanding. Our MEDS converted into our shares of common stock or otherwise reacquired by us shall resume the status of authorized and unissued preferred stock, undesignated as to series, and shall be available for subsequent issuance.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Mellon Investor Services LLC will act as registrar for our MEDS. We will act as transfer agent and paying agent for the payment of dividends for our MEDS.

U. S. Steel maintains its own stock transfer department at the following address: United States Steel Corporation, Shareholders Services Department, 600 Grant Street, Room 611, Pittsburgh, PA 15219-2800. Certificates representing MEDS can also be presented for registration of transfer at Mellon Shareholder Services, 120 Broadway, 13th Floor, New York, NY 10021.

Mellon Investor Services LLC, 500 Grant Street, Pittsburgh, PA 15219 is the registrar for the MEDS and our common stock.

BOOK ENTRY AND SETTLEMENT

Settlement for the MEDS will be made by the underwriters in immediately available funds. All payments of dividends on the MEDS will be made by us in immediately available funds. The MEDS will trade in DTC's settlement system until maturity.

BOOK-ENTRY ONLY ISSUANCES

DTC will act as securities depositary for the MEDS. The MEDS will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee ("Cede"). One or more fully registered global MEDS certificates, representing the total aggregate number of MEDS, will be issued and will be deposited with DTC. Although voting with respect to the MEDS is limited, in those cases where a vote is required, neither DTC nor Cede will itself consent or vote with respect to MEDS. Under its usual procedures, DTC would solicit votes on behalf of the holders of the MEDS through an Omnibus Proxy. Except as provided herein, a Beneficial Owner in a global MEDS certificate will not be entitled to receive physical delivery of MEDS securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the MEDS. A more detailed description of the DTC book-entry system is set forth below.

BOOK-ENTRY SYSTEM--THE DEPOSITORY TRUST COMPANY

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (the "Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (the "Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks, and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

The ownership interest of each actual owner of a MEDS ("Beneficial Owner") within the DTC system is recorded on the Direct and Indirect Participants' records and is credited to the Direct Participant on DTC's records. Beneficial Owners do not receive written confirmation from DTC of their transactions, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners convert or hold MEDS. Transfers of ownership interests in the MEDS are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in a MEDS security, except in the event that use of the book-entry system for such MEDS security is discontinued.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the MEDS represented by a global certificate.

To facilitate subsequent transfers, all the MEDS deposited by Participants with DTC are registered in the name of Cede. The deposit of MEDS with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the identity of the Beneficial Owners of the MEDS, as its records reflect only the identity of the Direct Participants to whose accounts such MEDS are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Conversions are coordinated through DTC. Conversions notices shall be sent to Cede by a Direct Participant for the benefit of Beneficial Owners. DTC will reduce the amount of interest of a Direct Participant in the MEDS as a result of any such conversion in accordance with its procedures.

In addition, although voting with respect to the MEDS is limited, in those cases where a vote is required, neither DTC nor Cede will itself consent or vote with respect to such securities. Under its usual procedures, DTC would mail an Omnibus Proxy to the issuer of the MEDS security for which a vote is being solicited as soon as possible after the record date. The Omnibus Proxy assigns Cede consenting or voting rights to those Direct Participants to whose accounts the voting MEDS are credited on the record date (identified in a listing attached to the Omnibus Proxy). USS believes that the arrangements among DTC, Direct and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of a MEDS security.

Dividend payments on the MEDS are made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown of DTC's record unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and such payments will be the responsibility of such Participant and not of DTC, the Trust, or the Company, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of dividends to DTC is the responsibility of the issuer of the MEDS, disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

DTC has advised U. S. Steel that it will take any action permitted to be taken by a holder of the MEDS (including, without limitation, the presentation of a stock certificate for conversion) only at the direction of one or more Participants to whose account with DTC interests in shares presented by a global certificate are credited and only in respect of such number of the shares of the Convertible Securities represented by a global certificate as to which such participants have been given such direction.

Except as provided herein, a Beneficial Owner in a global MEDS certificate will not be entitled to receive physical delivery of such securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under such securities. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants, the ability of a person having a beneficial interest in shares represented by a global certificate to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

DTC may discontinue providing its services as Depository with respect to the MEDS at any time by giving reasonable notice to the issuer. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the MEDS for which DTC has discontinued its services are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or any successor depositary) with respect to the MEDS. In that event, certificates for the MEDS will be printed and delivered. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

LISTING

We have applied to list the MEDS and the common stock issuable on conversion of the MEDS on the NYSE.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our MEDS and common shares acquired upon conversion of our MEDS. The following summary is based upon current provisions of the Internal Revenue Code of 1986 (the "Code"), Treasury regulations and judicial or administrative authority, all of which are subject to change, possibly with retroactive effect. The summary is limited to the U.S. federal income tax consequences to investors who are citizens or residents of the U.S. or that are U.S. corporations, except for the limited discussion below under the heading "Non-U.S. Holders." State, local and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors, including, but not limited to tax-exempt organizations, insurance companies, banks or other financial institutions, real estate investment trusts, regulated investment companies, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold U. S. Steel shares as a position in a hedging transaction, "straddle," "conversion transaction," "integrated" or constructive sale transaction or other risk reduction transaction and holders whose "functional currency" is not the U.S. dollar. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to taxpayers who will hold our MEDS and our common shares received in exchange therefor as "capital assets" within the meaning of Section 1221 of the Code. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences summarized herein or that there will not be differences of opinion as to the interpretation of applicable law.

Each potential investor should consult with its own tax adviser as to the federal, state, local, foreign and any other tax consequences of the purchase, ownership, conversion, and disposition of our MEDS and common shares.

If a partnership holds our MEDS or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds our MEDS or shares of our common stock, you should consult your tax advisor.

DEFINITION OF U.S. HOLDER AND NON-U.S. HOLDER

As used in this discussion, (i) the term "U.S. holder" means a beneficial owner of shares of our MEDS or common stock that is a U.S. person and (ii) the term "non-U.S. holder" means a beneficial owner of shares of our MEDS or common stock that is not a U.S. person. A U.S. person means a person that is for U.S. federal income tax purposes:

 --  an individual who is a citizen or resident of the United States;

 -- a corporation or partnership created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia (other than a partnership that is not treated as a U.S. person under applicable Treasury regulations);

 -- an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

 -- a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year).

U.S. HOLDERS

DIVIDENDS

Dividend distributions with respect to our MEDS and common stock will be taxable as ordinary income to the extent of U. S. Steel's current and accumulated earnings and profits. To the extent that the amount of a dividend distribution with respect to our MEDS or common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the holder's adjusted tax basis in such MEDS or common stock, as the case may be, and thereafter as capital gain and will to that extent not be eligible for the dividends received deduction otherwise available to corporate holders, discussed below.

Dividend distributions paid to corporate holders out of our current and accumulated earnings and profits may be eligible for the 70% dividends received deduction as provided in Section 243 of the Code, subject to the minimum holding period requirement under Section 246(c) of the Code (generally at least 46 days, excluding any period during which the holder has diminished the holder's risk of loss) and other applicable requirements.

In general, a corporate holder that receives an "extraordinary dividend," as defined in Section 1059(c) of the Code, will be required, if it does not meet certain minimum holding period requirements (generally two years), to reduce its basis in the shares with respect to which such "extraordinary dividend" is received by the portion of such dividend that is not taxed because of the dividends received deduction.

In determining entitlement to dividends received deductions, corporate holders should also consider the "debt-financed portfolio stock" rules of Section 246A of the Code, under which the dividends received deduction could be reduced to the extent that a holder incurs indebtedness directly attributable to such holder's investment in our MEDS or common shares.

President Bush in early 2003 has proposed eliminating U.S. income taxes on dividends consisting of distributions of previously taxed corporate earnings, effective for distributions made on or after January 1, 2003 with respect to corporate earnings after 2000. Under the proposal, all or a portion of dividends paid by a corporation to its shareholders during a calendar year would be tax-free if those dividends are paid from previously taxed corporate income. The current proposal would also partially eliminate the dividends received deduction in respect of dividends paid by us. Based on the information available, it is not clear how the proposal, if enacted, would affect any dividends paid in 2003 with respect to our MEDS and common stock because U. S. Steel did not file a federal income tax return in 2002 (U. S. Steel was included in the Marathon consolidated federal income tax return for 2001 that was filed in 2002). Investors should be aware, however, that prospects for the enactment of this legislation are uncertain, and we cannot predict whether these rules will be enacted or what changes may be made to them prior to enactment.

DISPOSITIONS

A holder will generally recognize capital gain or loss on a sale or exchange of our MEDS or our common stock equal to the difference between the amount realized upon the sale or exchange and the holder's tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the shares sold or exchanged is more than one year.

CONVERSION INTO COMMON STOCK

As a general rule, no gain or loss will be recognized by a holder on the conversion of our MEDS into our common stock. Dividend income may be recognized, however, to the extent cash is received in payment of dividends in arrears upon a mandatory conversion. In addition, a holder generally will recognize gain (or loss) upon conversion of our MEDS into our common stock to the extent that any cash the holder is paid in lieu of a fractional share of common shares exceeds (or is less than) the holder's tax basis in such fractional share. The tax basis of the common stock received upon conversion will generally be equal to the tax basis of our MEDS converted, adjusted to reflect any income or gain recognized on the conversion. The holding period of our common stock received will include the holding period of our MEDS converted.

Holders of our MEDS should also consider the possible application of the conversion premium rules of Section 305 of the Code and the Treasury regulations promulgated thereunder, under which a holder of convertible preferred shares may, under certain circumstances, be required to include into income as a constructive dividend the excess of the redemption price of such preferred shares over its issue price.

ADJUSTMENT OF CONVERSION RATE

Holders of our MEDS might be treated as receiving a constructive distribution from U. S. Steel if:

 -- a conversion rate is adjusted and as a result of the adjustment the proportionate interest of holders of our MEDS in the assets or earnings and profits of U. S. Steel increased; and

 -- the adjustment is not made pursuant to a bona fide, reasonable antidilution formula.

An adjustment in a conversion rate would not be considered made pursuant to a reasonable antidilution formula if the adjustment were made to compensate for certain taxable distributions with respect to U. S. Steel common shares.

Thus, certain adjustments to the Conversion Rate and the Optional Conversion Rate to reflect U. S. Steel's distribution of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of common shares may result in constructive distributions taxable as dividends to the holders of our MEDS. The distribution would be treated in the manner described above under "Dividends."

INFORMATION REPORTING AND BACKUP WITHHOLDING ON U.S. HOLDERS

In general, information reporting requirements will apply to dividend payments on our MEDS and our common stock. Certain U.S. holders may be subject to backup withholding at a rate of

30% for 2003, 29% for 2004 and 2005, 28% for 2006 through 2010 and 31% after
2010 with respect to the payment of dividends on our MEDS or common shares and to certain payments of proceeds on the sale or redemption of our MEDS unless such holders provide a correct taxpayer identification number or certification of foreign or other exempt status, and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS.

NON-U.S. HOLDERS

DIVIDENDS

Generally, dividends (including constructive distributions taxable as dividends) paid to a non-U.S. holder with respect to our MEDS or our common shares will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty, unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and the non-U.S. holder provides the payor with a Form W-8ECI) or (ii) if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business or attributable to such permanent establishment will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, in the case of a non-U.S. holder which is a corporation, may be subject to a "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our MEDS or common stock that wishes to claim the benefit of an applicable treaty rate for dividends (and avoid backup withholding as discussed below), will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person or (b) if the MEDS or common stock are held through foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

DISPOSITIONS

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale, exchange or redemption of our MEDS or our common shares so long as:

 -- the gain is not effectively connected with a U.S. trade or business of the holder (or if a tax treaty applies, the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. and attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

 -- in the case of a nonresident alien individual who holds our MEDS or common shares as a capital asset, such holder is not present in the U.S. for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; and

 -- U. S. Steel is not and has not been a "United States real property holding corporation," within the meaning of Section 897 of the Code at any time within the shorter of the five-year period preceding such disposition or the non-U.S. holder's holding period in such MEDS or common stock. Liability to tax by reason of such status is subject to detailed exceptions in favor of certain small holders (5% or less) of our MEDS or common stock.

We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING ON NON-U.S. HOLDERS

Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. United States backup withholding at the rates discussed above will generally apply on payment of dividends to non-U.S. holders unless such holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our MEDS or common shares is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, or otherwise establishes an exemption. Subject to exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of our MEDS or common shares if such sale is effected through a foreign office of a broker.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom J.P. Morgan Securities Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of MEDS indicated below:

----------------------------------------------------------------------------
NAME                                                          NUMBER OF MEDS
----------------------------------------------------------------------------
J.P. Morgan Securities Inc. ................................     2,750,000
Goldman, Sachs & Co. .......................................       750,000
Lehman Brothers Inc. .......................................       750,000
Salomon Smith Barney Inc. ..................................       250,000
Scotia Capital (USA) Inc. ..................................       250,000
PNC Capital Markets, Inc. ..................................        83,334
BNY Capital Markets, Inc. ..................................        83,333
NatCity Investments, Inc. ..................................        83,333
                                                                ----------
     Total..................................................     5,000,000
----------------------------------------------------------------------------

The underwriters are offering the MEDS subject to their acceptance of the MEDS from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the MEDS offered by this prospectus supplement is subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the MEDS offered by this prospectus supplement if any are taken. However, the underwriters are not required to take or pay for the MEDS covered by the underwriters' over-allotment option described below.

The underwriters initially propose to offer some of the MEDS directly to the public at the public offering price listed on the cover page of this prospectus supplement. The underwriters may also offer some of the MEDS to securities dealers at a price that represents a concession not in excess of $1.50 per security. After the initial offering of the MEDS, the offering price and other selling terms may from time to time be changed by the representatives of the underwriters.

We have granted to the underwriters an option to purchase from us within 30 days from the date of this prospectus supplement up to an aggregate of 750,000 additional MEDS at the public offering price listed on the cover page of this prospectus supplement less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional MEDS as the number listed next to the underwriter's name in the preceding table bears to the total number of MEDS offered by all the underwriters. If the underwriters' over-allotment option is exercised in full, the total public offering price would be approximately $287,500,000, the total underwriting discounts and commissions would be approximately $8,625,000 and the total proceeds to us, before offering expenses, would be approximately $278,875,000.

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $300,000.

The MEDS are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the MEDS but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the MEDS.

We have applied to list our MEDS on the New York Stock Exchange under the symbol "X PrB." The underwriters expect to sell a minimum of 100,000 MEDS, with an aggregate market value of at least $2,000,000 to not less than 100 U.S. holders of MEDS to meet the New York Stock Exchange distribution requirements for trading.

In connection with this offering, certain of the underwriters may distribute prospectuses electronically. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make under the Securities Act.

We and each of our directors and officers have agreed, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, not to, during the period ending 90 days after the date of this prospectus supplement:

 -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

 -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock whether any transaction described above is to be settled by delivery of common stock, such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to:

 -- grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus supplement;

 -- issuances of shares of common stock pursuant to the exercise of options outstanding on the date of this prospectus supplement;

 -- issuances of shares of common stock pursuant to our dividend reinvestment and direct stock purchase plan; and

 --  issuances of shares of common stock upon conversion of the MEDS.

In order to facilitate the offering of the MEDS, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the MEDS. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the MEDS for their own account. A short sale is covered if the short position is no greater than the number of MEDS available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing MEDS in the open market. In determining the source of MEDS to close out a covered short sale, the underwriters will consider, among other things, the open market price of the MEDS compared to the price available under the over-allotment option. The underwriters may also sell MEDS in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing MEDS in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the MEDS in the open market after pricing that could adversely affect investors who purchase MEDS in the offering. As an additional means of facilitating the offering of MEDS, the underwriters may bid for and purchase any MEDS in the open market to stabilize the price of the MEDS. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the MEDS in the offering, if the syndicate repurchases previously distributed MEDS in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the MEDS above independent market levels or prevent or retard a decline in the market price of the MEDS. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. J.P. Morgan Securities Inc. is acting as our financial advisor in connection with the potential acquisition of the assets of National. J.P. Morgan Securities Inc. is an affiliate of JPMorgan Chase Bank, which is a lender and an agent under our credit facility. Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., PNC Bank, N.A., an affiliate of PNC Capital Markets, Inc., The Bank of New York, an affiliate of BNY Capital Markets, Inc. and National City Bank, an affiliate of NatCity Investments, Inc. are lenders under our credit facility.

                                 LEGAL MATTERS

Certain legal matters with respect to the MEDS will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania and Dan D. Sandman, Esq., Vice Chairman and Chief Legal & Administrative Officer or Robert M. Stanton, Esq., Assistant General Counsel--Corporate of U. S. Steel. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York. Messrs. Sandman and Stanton, in their capacities set forth above, are each paid a salary by U. S. Steel, participate in various employee benefit plans offered by U. S. Steel and own common stock of U. S. Steel.

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